September 28, 2020

Valerie J. Lithotomos, Esq. Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Frank Funds File Nos.: 811-21532; 333-113657

Dear Ms. Lithotomos:

On August 6, 2020, Frank Funds (the “Trust” or the “Registrant”), on behalf of its series, West Hills Tactical Core Fund (the “Fund” and previously known as the Leigh Baldwin Total Return Fund) filed post-effective amendment no. 37 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to make material changes to the Fund’s investment strategy. On September 2, 2020, you provided written comments to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Fund’s prospectus and statement of additional information.

The Registrant acknowledges the Staff’s comments and believes that additional information regarding the Board’s approval of the Fund’s advisory agreement may further inform the Staff’s understanding. Leigh Baldwin & Co., LLC (“Leigh Baldwin”) served as the Fund’s adviser from the Fund’s inception in 2008 until June 30, 2020. In early 2020, Leigh Baldwin expressed its intention to redeem its separate account clients from the Fund and resign from its position as adviser to the Fund, and engaged in discussions with the President of the Trust, Brian Frank, on whether Frank Capital Partners, LLC (“Frank Capital”) would consider serving as the adviser to the Fund if Leigh Baldwin resigned. Leigh Baldwin and Frank Capital discussed potential options, and they ultimately agreed that rather than liquidate the Fund and create a new series, it would be beneficial for the Trust to continue to operate the Fund with a new adviser. This course of action would benefit the sole remaining shareholder by deferring some tax recognition, and benefit the Trust by avoiding the costs associated with placing a new fund on financial intermediary platforms.

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At a meeting of the Board of Trustees (the “Board”) on June 30, 2020, the Board accepted the resignation of Leigh Baldwin and approved an advisory agreement with Frank Capital. Furthermore, the Board approved the filing of an information statement in lieu of a proxy statement because the Fund’s only remaining shareholder was a principal of Leigh Baldwin. On August 5, the Registrant filed a preliminary information statement and on August 15, the Registrant delivered a copy of the information statement to its shareholder.

General

Comment 1(a)-(c).

Please supplementally inform the staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders - who did not vote for these changes.

a.

Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

b.

Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new Fund.

c.

Support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with other alternatives such as starting a new Fund.

Response:

As explained above, the only shareholder remaining in the Fund is principal of Leigh Baldwin, who is fully informed of the business reasons for maintaining the Fund’s operations.

Comment 2.

Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to the Fund.

Response:

Leigh Baldwin was the investment adviser to all of the shareholders of the Fund and therefore used its discretion over those accounts to redeem the shares.

Comment 3.

What is the composition of the Fund’s shareholder base (e.g., affiliated v. unaffiliated, retail v. institutional, domestic v. foreign)? What percentage of the Fund’s shares are held by retail investors?

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Response:

The Fund’s sole shareholder is the principal owner of Leigh Baldwin.

Comment 4.

Please inform the staff in your response letter what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.

Response:

Frank Capital intends on repositioning 100% of the Fund’s assets. The repositioning is necessary because Frank Capital will invest in exchange traded funds rather than individual securities.

Comment 5.

Have any shareholders contacted the Trust or Fund or intermediaries about this transaction? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned transaction or indicated that they will redeem before or after the repositioning of the Fund’s portfolio.

Response:

As noted in our response to Comment 3, the Fund’s only shareholder is the principal owner of Leigh Baldwin. The Trust received the shareholder’s approval for the transaction.

Prospectus

Fee Table

Comment 6.

We note that there is a contractual fee waiver and recoupment referenced in the section titled Management of the Fund. Why have you not added this contractual waiver and recoupment to the fee table?

Response:

The contractual fee waiver and recoupment are not included as a footnote to the fee table because the total current expenses subject to the cap are below the expense limitation amount of 1.49% (note that the expense limitation agreement excludes acquired fund fees and expenses).

Portfolio Turnover

Comment 7.

Please explain why the portfolio turnover rate is so high.

Response:

In implementing the Fund’s investment strategy, Leigh Baldwin used weekly options for the Fund’s covered call strategy. The use of weekly options resulted a high portfolio turnover.

Valerie J. Lithotomos, Esq. Page 4

Principal Investment Strategy

Comment 8.

In the first paragraph of this section, please define the term “tactical metrics” in plain English. Also, please summarize this section, in plain English, in a way that is more useful to the investor.

Response:

The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

The Adviser will use volatility ~~tactical metrics~~ indexes such as the 9-day CBOE S&P 500 Index, 1-month CBOE S&P 500 Index, 3-month CBOE S&P 500 Index, 6-month CBOE S&P 500 Index, and 1-year observed CBOE Volatility Index to determine its allocation in common stocks, exchange traded funds, or cash equivalents.

Comment 9.

Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain why not.

Response:

The Registrant has added the following risk disclosure:

Summary:  Market and Geopolitical Risk.  The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolios may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions.

Statutory: Market and Geopolitical Risk.  The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolios may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years may result in market volatility and may have long term effects on both the U.S. and global financial markets.   The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by

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many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, has had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment.

Comment 10.

The section titled Cybersecurity is a stand-alone section. Please explain why it is not included as a risk factor in the Principal Risk section.

Response:

The Registrant has deleted the section titled Cybersecurity and added the following disclosures to the principal risks section:

Summary: Cybersecurity Risks.  Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices utilized by the Fund potentially can be breached.  The Fund and its shareholders could be negatively impacted as a result of a cybersecurity breach.

Statutory: Cybersecurity Risks.  The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches.  Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached.  The Fund and its shareholders could be negatively impacted as a result of a cybersecurity breach.  Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality.  Cybersecurity breaches may cause disruptions and impact the Fund’s business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate its net asset value; impediments to trading; the inability of the Fund, the Adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines; penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Statement of Additional Information

Description of the Fund

Comment 11.

Please delete the sentence “The Fund has not yet commenced operations.” (This is not an accurate statement.).

Response:

The Registrant has made the requested revision.

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Comment 12.

Please confirm that there have been no changes to the Fundamental Investment Restrictions.

Response:

The Registrant confirms there have been no changes to the Fundamental Investment Restrictions.

Preliminary Information Statement

Comment 13.

The Statement discloses a board decision to replace Leigh Baldwin with Frank Capital Partners as Adviser and increase the advisory fees, without a shareholder vote. Further, given Monique Weiss’s ownership stake in the current adviser, it appears that less than 75% of the Fund’s directors are not interested persons of the investment adviser. Accordingly, this appears to the staff to be an assignment of an advisory contract that fails to conform to the requirements of Section 15(f). Please explain why you believe a shareholder vote was not required in order to approve the new advisory contract.

Response:

The Trust is currently compromised of four non-interested persons and one interested person and Ms. Weiss is not a Trustee. Section 15(f) is inapplicable because Leigh Baldwin did not sell or assign its advisory agreement to Frank Capital.

Comment 14.

Please describe to the staff any benefits Leigh Baldwin & Co. and/or its principal(s) received in connection with the assignment of the Fund’s advisory contract. Depending on your answer, we may have additional comments.

Response:

Leigh Baldwin and its principal received no compensation or other benefits in connection with the approval of Frank Capital as the new adviser to the Fund, other than the termination of Leigh Baldwin’s obligations to continue to waive its fees and reimburse Fund expenses under an expense limitation agreement.

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Should you have any questions concerning this response, please contact me at my office at (614) 469-3294.

Sincerely,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger